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Tembec announces Board member resignation

Montreal, Quebec, April 28, 2006 – Tembec announced that The Honourable Robert K. Rae has resigned from its Board of Directors. Mr. Rae has been a Director of the Company since January 1997.

“I have thoroughly enjoyed my relationship with Tembec,” said Mr. Rae. “My professional life will soon take a different course, and I need to be quite free of any board responsibilities in order to pursue this course,” said Mr. Rae in his resignation letter.

"In his nine years as a Director, Mr. Rae served with diligence and dedication. He brought a set of perspectives that added real value to the deliberations of the Board", said Gordon Lackenbauer, Chairman of the Board. "His presence as a Director will be missed."

"On behalf of the Board and the Company, we want to thank Mr. Rae for his many contributions and wish him well in his return to public life", said James Lopez, President and Chief Executive Officer.

Tembec is a large, diversified and integrated forest products company. With operations principally located in North America and in France, the Company employs approximately 10,000 people. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

Information:	Pierre Brien
Vice President, Communications and Public Affairs
Tel.: (819) 627-4387